United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2014

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Translation of registrant’s name into English)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Entry into Material a Material Definitive Agreement

On February 5, 2014, Amira Nature Foods Ltd (the “Company”), announced that it entered into a $58.6 million contract to supply third party branded basmati rice to a key repeat customer in the Europe, Middle East, and Africa region. The Company expects to recognize the benefit of this contract in its 2015 fiscal year ending March, 31, 2015.

Other Events

On February 5, 2014, the Company issued a press release announcing its entry into the above-referenced agreement. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
99.1	Press Release, dated February 5, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2014

AMIRA NATURE FOODS LTD

By:	/s/ Ashish Poddar
Name:	Ashish Poddar
Title:	Chief Financial Officer